Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

RoboBurger, Inc.
132 32nd St
Brooklyn, NY 11232
http://www.roboburger.com

Up to $1,235,000.00 in Non-Voting Common Stock at $5.00
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: RoboBurger, Inc.
Address: 132 32nd St, Brooklyn, NY 11232
State of Incorporation: DE
Date Incorporated: June 25, 2025

Terms:

Equity

Offering Minimum: $20,000.00 | 4,000 shares of Non-Voting Common Stock
Offering Maximum: $1,235,000.00 | 247,000 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $500.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus:

Previous investors in Sweet Robo or RoboBurger will receive 5% Bonus Shares.

Time Based Rewards:

Early Supporter: Invest $1,000.00+ within the first 30 days and receive 10% Bonus Shares

Mid-Campaign Flash: Invest $1,000.00+ between days 30–60 and receive 5% Bonus Shares

Amount Based Rewards

Tier 1: Invest $2,500 + and receive 2% bonus shares

Tier 2: Invest $5,000 + and receive 3% bonus shares

Tier 3: Invest $10,000 + and receive 5% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

RoboBurger, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $5.00 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 880 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

RoboBurger Inc. was incorporated in Delaware on June 25, 2025 and is headquartered in Brooklyn, New York. The Company was formed in June 2025 as a 50/50 joint venture between RoboBurger Enterprises, Inc. and Sweet Robo LLC to continue and commercialize the RoboBurger automated food vending business. The Company manufactures and deploys automated hamburger vending machines in vending locations throughout the United States. The Company's website is www.roboburger.com.

The RoboBurger concept and initial product development were originally conducted by RoboBurger Enterprises, Inc., which was founded in 2019. RoboBurger Enterprises developed the early prototypes of the RoboBurger system, secured initial intellectual property, conducted pilot deployments, and completed prior financing rounds. RoboBurger Enterprises and its founders appeared on Shark Tank in connection with the earlier stage of the business.

RoboBurger Inc., the issuer in this offering, was incorporated in Delaware on June 25, 2025 as noted above. The joint venture structure was implemented to support commercialization and scale manufacturing of the next-generation RoboBurger system. In connection with this reorganization, intellectual property necessary to operate and commercialize the Gen 3 RoboBurger system was assigned to RoboBurger Inc.

Although RoboBurger Inc. is a newly formed entity, it continues the commercialization of the RoboBurger platform originally developed by RoboBurger Enterprises. Financial statements of RoboBurger Enterprises are included in this offering as predecessor financial information.

Business Model

RoboBurger builds, sells, and leases fully automated burger vending machines that cook a fresh burger in about four minutes. Our mission is to deliver hot, consistent, affordable meals anywhere people gather, while giving operators a profitable, low-labor format.

Products

The Company sells a self-contained, UL/NSF-designed hot-food machine that stores, cooks, assembles, and dispenses burgers with integrated payments, telemetry, and remote monitoring. The new models are highly profitable to us and operators, featuring 3 proteins, 75 burger capacity, lower weight, and simpler setup time.

The Company's key advantages are that it has 5 patents, with 2 of them extended internationally, lower installation costs, a small footprint, unattended operation, and recurring revenue alignment with operators. Our Joint Venture with Sweet Robo provides an existing manufacturing and service footprint that shortens lead times and reduces cost.

Intellectual Property

Patents:

RoboBurger Inc. owns the core intellectual property underlying the Gen 3 RoboBurger platform, which integrates automated cooking, ingredient handling, packaging, and dispensing into a fully autonomous robotic food preparation system.

The Company's patent portfolio includes issued and pending utility patents covering automated cooking systems, ingredient storage and dispensing mechanisms, box folding and assembly automation, and heated chute dispensing technology. Certain patents are extended internationally. These patents collectively protect key automation technologies used in the preparation, conveying, boxing, and vending of food items within a compact robotic environment.

The Gen 3 RoboBurger system incorporates multiple proprietary subsystems, including automated cooking modules with integrated wiping and surface management systems designed to maintain food quality and operational reliability, looped cartridge dispensing architecture for ingredient storage, rotation, and delivery within controlled environments, automated box folding and assembly systems for in-unit packaging, and heated chute mechanisms designed to preserve temperature and product integrity during final dispensing.

In addition to issued patents, the Company relies on proprietary engineering designs, software control systems, manufacturing know-how, and trade secrets developed in connection with the Gen 3 system. These elements are integral to the operation and performance of the platform.

The Company has completed the formal assignment and recordation of previously legacy-origin patents into RoboBurger Inc., and as a result, RoboBurger Inc. owns the intellectual property necessary to operate, defend, and commercialize the current Gen 3 RoboBurger system.

Trademarks:

The Company utilizes several registered trademarks and one pending trademark application in connection with its business operations. These include ROBOBURGER (U.S. Registration No. 6,841,788) in Class 043 for restaurant services; the Burger ROBO Logo (U.S. Registration No. 6,594,186) in Classes 007 and 043 covering vending machines and restaurant services; ROBO (U.S. Registration No. 7,367,659) in Class 043 for restaurant services; and ROBO (U.S. Application No. 90884560), currently pending in Class 007 for vending machines. To the extent any of these trademarks remain owned by RoboBurger

Enterprises, Inc., the Company uses such trademarks pursuant to an exclusive license agreement.

(Note: If trademarks were also assigned, remove the license reference and state ownership directly.)

<u>Trade Secrets and Proprietary Know-How:</u>

The Company owns and develops proprietary trade secrets, business methods, recipes, process parameters, firmware, software, telemetry models, manufacturing processes, and other confidential know-how used in the Gen 3 RoboBurger system. These materials are protected through intellectual property assignment agreements and confidentiality agreements with employees, contractors, advisors, and consultants.

Competitors and Industry

The markets in which we compete are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

The Company's primary competitors are:

Direct and adjacent automation: Food robotics and automated kitchen vendors that address hot food at the point of sale. Examples include burger and fry automation companies, pizza and bowl robots, and hot-food vending OEMs, such as Automated Retail Technologies, Pizza Forno, Let's Pizza, Dobots, Robo Chef, Miso Robotics and Yo Kai Ramen.

Conventional alternatives: Traditional QSR concepts, convenience stores, and commissary models that rely on labor and back-of-house kitchens.

The Company's target markets are airports, colleges and universities, hospitals, transportation hubs, convenience chains, travel retail, corporate campuses, sports and entertainment venues, and high-traffic multifamily complexes.

Current Stage and Roadmap

RoboBurger previously generated revenue through the leasing and operation of earlier-generation units, with those legacy operations continuing through September of last year. Over the past development cycle, the Company has focused on designing and engineering its third-generation ("Gen 3") RoboBurger system. The Gen 3 platform incorporates significant improvements in system architecture, automation reliability, manufacturing efficiency, and operator usability. Enhancements include redesigned dispensing mechanisms, refined cooking and thermal management systems, simplified assembly processes, and improved control software intended to reduce maintenance complexity and support more scalable deployment.

These design improvements are intended to enhance operational efficiency for venue operators by improving reliability, simplifying servicing requirements, and supporting more consistent product output. The Gen 3 units are expected to arrive in the first quarter of 2026, marking the Company's transition from development-stage engineering to production deployment.

As part of this transition, RoboBurger initiated a pre-order campaign in January 2026 to begin building its commercial pipeline, align production planning with anticipated demand, and support its broader go-to-market strategy.

Future Roadmap

RoboBurger is focused on converting current inbound interest into signed pre-orders and launching pilot programs with key anchor operators to validate performance and drive early adoption. As new units arrive, the Company will initiate small batch manufacturing, then scale production through Sweet Robo's established partners. Recurring revenue will grow through a transaction fee functioning as a licensing royalty on sales and through ingredient margin sharing, including rebates from strategic suppliers like Tyson. While licensing will remain the primary format for rapid expansion, RoboBurger is actively evaluating a franchise program as a long-term growth engine, with plans to launch once operational documentation and key performance proof points are in place.

The Team

Officers and Directors

Name: Audley Wilson

Audley Wilson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Director, acting Principal Financial Officer
  Dates of Service: June, 2025 - Present
  Responsibilities: As Chief Executive Officer and Director of RoboBurger Inc., Audley is responsible for overall

corporate leadership, strategic direction, capital formation, and operational oversight. He oversees enterprise sales, national account development, strategic partnerships, investor relations, and commercialization strategy. He directs cross-functional coordination across engineering, manufacturing, regulatory compliance, and market deployment to support scalable production and revenue generation. In his role as Director, he also participates in governance oversight, board-level decision-making, and corporate planning. During the development phase, certain founders and team members have been compensated through affiliated entities. RoboBurger Inc. expects to evaluate executive compensation arrangements as commercialization progresses.Please refer to our disclosure in the Risk Factors section related to time commitments and affiliated entity relationships.

Other business experience in the past three years:

- Employer: RoboBurger Enterprises Inc
  Title: CEO, Founder and Director
  Dates of Service: September, 2019 - Present
  Responsibilities: Over the past several years, Audley took RoboBurger from an idea to a reality, built in his garage, then through paid market tests with some of the largest names in convenience, foodservice, and operations. The team brought RoboBurger to Shark Tank and showcased the concept globally, building brand awareness and operator demand. Along the way the company raised approximately $7 million to develop the platform, secured six patents and three trademarks through RoboBurger Enterprises, and ran live deployments that produced the performance and customer data used to design the next-generation unit. We are now leveraging this IP, the field learnings, and large operator partnerships to take RoboBurger to market at scale.

Other business experience in the past three years:

- Employer: VPC
  Title: Consultant – Data & Analytics
  Dates of Service: May, 2025 - Present
  Responsibilities: Provides consulting services focused on data analytics, customer retention strategy, and performance optimization.

Name: Pinchas Vind

Pinchas Vind's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President and Director
  Dates of Service: June, 2025 - Present
  Responsibilities: Piny leads manufacturing, supply chain, and field operations to scale production of the next-generation RoboBurger units while driving unit cost, quality, and delivery timelines. He is responsible for generating sales within Sweet Robo's existing customer base and expanding into new customers in his ecosystem, partnering cross-functionally to ensure smooth deployments and strong operator performance. During the development phase, certain founders and team members have been compensated through affiliated entities. RoboBurger Inc. expects to evaluate executive compensation arrangements as commercialization progresses. Please refer to our disclosure in the Risk Factors section related to time commitments and affiliated entity relationships.

Other business experience in the past three years:

- Employer: Sweet Robo LLC
  Title: CEO, Founder and Director
  Dates of Service: July, 2021 - Present
  Responsibilities: Piny Vind is the CEO of Sweet Robo LLC and serves as President of RoboBurger, leading global manufacturing, cost reduction, and operational scale for automated retail systems. He built Sweet Robo from concept to a worldwide network of deployed machines, establishing reliable supply chains, field service programs, and a high-performing sales organization.

Name: Dan Braido

Dan Braido's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer

Dates of Service: June, 2025 - Present
Responsibilities: Dan Braido leads end-to-end engineering for RoboBurger. He owns the MK3 design freeze, cost and weight reduction, serviceability, and the full tech stack including hardware, embedded and cloud software, telemetry, and AI monitoring. He runs factory and site acceptance tests, prepares UL and NSF submissions, and implements the HACCP-based food safety program with time and temperature controls, sensor lockouts, and digital logs. Dan also coordinates with manufacturing partners to scale production and sets spare parts, preventive maintenance, and reliability standards for efficient field support. During the development phase, certain founders and team members have been compensated through affiliated entities. RoboBurger Inc. expects to evaluate executive compensation arrangements as commercialization progresses. Please refer to our disclosure in the Risk Factors section related to time commitments and affiliated entity relationships.

Other business experience in the past three years:

- Employer: RoboBurger Enterprises Inc
  Title: CTO
  Dates of Service: September, 2019 - June, 2025
  Responsibilities: Dan Braido led core technology development at RoboBurger Enterprises, building the full tech suite that powers the system: production hardware, embedded and cloud software, AI-driven remote monitoring, and health and safety compliance workflows. He has led us to secure five patents, many of which are international, tied to the RoboBurger platform and directed the engineering that moved prototypes into paid market pilots, including telemetry, predictive maintenance, HACCP-style controls, and certification readiness with UL/NSF requirements. His work established the technical foundation the company now scales with its next-generation units.

Name: Michael Burt

Michael Burt's current primary role is with Promethean Investments. Michael Burt currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: June, 2025 - Present
  Responsibilities: Board Oversight

Other business experience in the past three years:

- Employer: Promethean Investments
  Title: Managing Partner
  Dates of Service: January, 2025 - Present
  Responsibilities: He brings over two decades of experience in corporate finance, investment strategy, and board leadership, having raised and deployed over £300 million across multiple funds. At Promethean, he has led investments in high-growth companies including RoboBurger, where he now serves as a Director. His background in scaling disruptive ventures and navigating complex growth environments makes him a valuable strategic partner in RoboBurger's expansion.

Name: Mayer D. Deutsch

Mayer D. Deutsch's current primary role is with A1 Deals. Mayer D. Deutsch currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: June, 2025 - Present
  Responsibilities: Board Oversight

Other business experience in the past three years:

- Employer: A1 Deals
  Title: CEO
  Dates of Service: January, 2014 - Present
  Responsibilities: Mayer is a visionary entrepreneur and CEO of A1 Deals, a leading online sales platform. With a proven track record of success, Mayer previously built and scaled Top Race, a high-end RC hobby brand, into a

powerhouse over 10 years. In 2021, he successfully exited the company, selling it to Razor Group, a prominent private equity firm, for $30 million. Now, Mayer is focused on driving growth and innovation at A1 Deals and other investments.

Name: Andy Siegel

Andy Siegel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Officer
  Dates of Service: June, 2025 - Present
  Responsibilities: Responsible for leading the Company's marketing strategy, including positioning and promotion of the RoboBurger platform to enterprise and venue partners, demand generation initiatives, brand development, go-to-market execution, and support of sales pipeline growth. During the development phase, certain founders and team members have been compensated through affiliated entities. RoboBurger Inc. expects to evaluate executive compensation arrangements as commercialization progresses. Please refer to our disclosure in the Risk Factors section related to time commitments and affiliated entity relationships.

Other business experience in the past three years:

- Employer: RoboBurger Enterprises Inc
  Title: CMO
  Dates of Service: September, 2019 - June, 2025
  Responsibilities: Responsible for leading the Company's marketing strategy.

Name: Dennis Branch

Dennis Branch's current primary role is with Sweet Robo LLC. Dennis Branch currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Revenue Officer
  Dates of Service: November, 2024 - Present
  Responsibilities: Leading sales, partnerships, mergers and acquisitions, and investor relations, with direct accountability for revenue, team performance, and strategic direction. During the development phase, certain founders and team members have been compensated through affiliated entities. RoboBurger Inc. expects to evaluate executive compensation arrangements as commercialization progresses. Please refer to our disclosure in the Risk Factors section related to time commitments and affiliated entity relationships.

Other business experience in the past three years:

- Employer: Smith Micro Software, Inc.
  Title: Senior VP of Sales & Business Development
  Dates of Service: December, 2022 - November, 2024
  Responsibilities: Business Development

Other business experience in the past three years:

- Employer: Sweet Robo LLC
  Title: Chief Revenue Officer
  Dates of Service: November, 2024 - Present
  Responsibilities: Leading sales, partnerships, mergers and acquisitions, and investor relations, with direct accountability for revenue, team performance, and strategic direction.

Name: Tzlil Berko

Tzlil Berko's current primary role is with Sweet Robo LLC. Tzlil Berko currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief People Officer
  Dates of Service: January, 2026 - Present
  Responsibilities: HR, people leader, People Operations, and Team Growing. During the development phase, certain founders and team members have been compensated through affiliated entities. RoboBurger Inc. expects to evaluate executive compensation arrangements as commercialization progresses.

Other business experience in the past three years:

- Employer: Sweet Robo LLC
  Title: Chief of Staff
  Dates of Service: June, 2024 - Present
  Responsibilities: HR, people leader, People Operations, and Team Growing.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Non-Voting Common Stock in the amount of up to $1,235,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can

adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Non-Voting Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through

Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
RoboBurger, Inc. was formed on June 25, 2025. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. RoboBurger, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or

industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Management Time Commitment and Affiliated Entity Relationships
Certain members of the Company's management team currently allocate professional time across RoboBurger Inc. and affiliated entities. As a result, these individuals may have responsibilities to other organizations that could compete for their time and attention. Audley Wilson, the Company's Chief Executive Officer and a member of the Board of Directors, devotes the substantial majority of his professional time to RoboBurger Inc. RoboBurger Enterprises, Inc., the predecessor entity that originally developed the RoboBurger platform, is no longer conducting active operations and primarily holds legacy intellectual property. Pinchas ("Piny") Vind, the Company's President and a member of the Board of Directors, currently allocates time between RoboBurger Inc. and Sweet Robo LLC, an affiliated entity and shareholder of the Company that provides certain operational and manufacturing support. As commercialization progresses, the Company expects operational responsibilities supporting RoboBurger to transition increasingly to RoboBurger Inc. Dennis Branch (Chief Revenue Officer) and Tzlil Berko (Chief People Officer) are currently employed by Sweet Robo LLC and provide services to RoboBurger Inc. in connection with the Company's commercial rollout and operational development. As the Company scales its operations, management anticipates transitioning key commercial and operational functions directly under RoboBurger Inc. Dan Braido (Chief Technology Officer) and Andy Siegel (Chief Marketing Officer) devote the vast majority of their professional time to RoboBurger Inc. Michael Burt and Mayer D. Deutsch serve as members of the Board of Directors and provide oversight and strategic guidance but are not involved in the day-to-day management of the Company. During the development phase of the RoboBurger platform, certain founders and team members were compensated through affiliated entities involved in the development of the technology. As RoboBurger Inc. progresses toward commercialization, the Company expects to evaluate and establish executive compensation arrangements directly at the Company level. Investors should be aware that, during this transitional period, certain members of management may continue to have professional responsibilities outside of RoboBurger Inc., which could result in competing demands on their time.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Sweet Robo LLC (Managed by Piny Vind, Owned by Sweet Robo Holdings LLC 48.5% (Piny Vind), Sweet Robo D LLC 41.9% (Jacob Deutsch), TBSG Sweet Robo LLC 9.6% (Eli Tabak & Marc Mendelsohn))	4,000,000	Voting Common Stock	50.0%
RoboBurger Enterprises Inc.	4,000,000	Voting Common Stock	50.0%

The Company's Securities

The Company has authorized Voting Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 247,000 of Non-Voting Common Stock.

> Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 8,000,000 outstanding.

> Voting Rights

1 vote per share of Common Stock

> Material Rights

Common Stock do not have a liquidation or dividend preference

> Non-Voting Common Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

> Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

> Material Rights

Non-Voting Common Stock do not have a liquidation or dividend preference.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 8,000,000
  Use of proceeds: N/A
  Date: June 25, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Circumstances which led to the performance of financial statements:

RoboBurger Inc. was formed in June 2025 as a joint venture between its two current shareholders (RoboBurger Enterprises Inc. and Sweet Robo LLC). The Company benefits from the proven IP, field validation, and commercial groundwork established by its shareholders. RoboBurger is funded by its shareholders and early operational activities, and is currently raising capital through a Regulation CF offering to fund manufacturing, go-to-market efforts, and working capital.

How long can the business operate without revenue

Based on the Company's current operating plan, projected expenditures, and the anticipated net proceeds from this Regulation CF offering, management estimates that the Company would have sufficient liquidity to operate for approximately 12 to 18 months in the absence of additional revenue generation. This estimate assumes that operating expenses remain consistent with current projections and that deployment-related expenditures are managed in alignment with available capital.

During this period, the Company's primary cash uses are expected to include manufacturing and sales of automated vending machines, pilot program execution, sales and marketing activities, general and administrative expenses, and working capital to support initial deployments. The Company's cost structure is designed to remain flexible during this phase, allowing management to moderate spending in response to capital availability and market conditions.

In the event that revenue generation is delayed beyond management's expectations, the Company may seek additional capital through equity financings, strategic partnerships, or other funding sources, or may reduce or defer planned expenditures to extend its operating runway. There can be no assurance that such financing will be available on acceptable terms, or at all.

This estimate is based on current assumptions and forward-looking expectations and is subject to change as actual operating results, capital inflows, and market conditions evolve.

Foreseeable major expenses based on projections:

Based on the Company's current operating plan and forward-looking projections, management expects the Company's major expenses during the next 12 to 18 months to consist primarily of the following categories:

Manufacturing and Equipment Costs

 The Company expects manufacturing and equipment-related expenses to represent its largest category of expenditures. These costs include the production of next-generation automated vending machines, component procurement, production tooling, quality assurance, certifications, logistics, shipping, installation, and commissioning at customer locations. Expenses in this category will scale with the number of units manufactured and deployed and may vary based on supplier pricing, production volumes, and timing of deployments.

Sales and Marketing Expenses

 Sales and marketing expenses are expected to increase as the Company enters active commercialization. These costs include digital advertising, lead generation campaigns, account-based marketing for enterprise and venue partners, customer acquisition programs, trade shows, demonstrations, public relations, and sales enablement materials. Management expects these expenses to be staged and performance-driven, with spending paced according to defined return-on-investment benchmarks.

Personnel and Contractor Costs

 Personnel-related expenses are expected to increase as the Company supports manufacturing oversight, sales execution, customer onboarding, technical support, and administrative functions. These expenses include salaries, benefits, payroll taxes, and payments to contractors and consultants providing engineering, operational, sales, and regulatory support. The Company expects to rely on a lean internal team supplemented by third-party service providers where appropriate.

General and Administrative Expenses

 General and administrative expenses will include legal and accounting fees, regulatory compliance costs, insurance, software subscriptions, platform hosting, professional services, and other routine corporate overhead. As a company conducting a Regulation CF offering and operating in a regulated food-service environment, the Company expects ongoing compliance and professional service costs to remain a meaningful but manageable portion of overall expenditures.

Supply Chain and Inventory Expenses

 The Company anticipates incurring expenses related to initial inventory builds, long-lead component purchases, and supplier non-recurring engineering or setup costs. These expenditures are expected to be front-loaded as the Company establishes scalable production capabilities and secures reliable supply sources.

Facilities, Logistics, and Deployment Support

 Additional expenses are expected for storage, staging, and logistics associated with deploying machines, as well as site preparation, installation support, and post-installation technical servicing. These costs may vary depending on geographic deployment mix and venue-specific requirements.

Management believes these projected expenses are sufficient to support initial commercialization and early growth. Actual expenses may differ materially from projections due to changes in production volumes, supplier pricing, market conditions, deployment timing, or other factors beyond the Company's control.

Future operational challenges:

As an early-stage company transitioning from development to commercial deployment, the Company expects to face several operational challenges that could impact execution, timing, and financial performance. Management believes these challenges are manageable but notes that they may materially affect results if not addressed effectively.

Manufacturing Scale and Quality Control

 Scaling from initial production runs to broader commercial manufacturing presents risks related to quality assurance, yield consistency, supplier reliability, and production timing. Delays or defects in manufacturing could increase costs, postpone deployments, or affect customer satisfaction. Managing quality across multiple suppliers and ensuring compliance with food safety and equipment certification standards will require ongoing oversight.

Supply Chain and Component Availability

 The Company's automated vending machines rely on specialized components, some of which may have long lead times or limited supplier availability. Disruptions in global supply chains, pricing volatility, or delays in component deliveries could impact production schedules and increase costs. Establishing redundant suppliers and maintaining appropriate inventory levels may require additional capital.

Deployment, Installation, and Field Operations

Each deployment involves site-specific considerations, including electrical, plumbing, network connectivity, and venue coordination. Variability in site readiness or permitting requirements could slow rollouts and increase installation costs. Ongoing field servicing and technical support will be critical to maintaining uptime and performance across deployed units.

Customer Adoption and Sales Cycle Length

While demand for automated food service is increasing, enterprise and venue customers may have extended evaluation and approval processes. Longer-than-expected sales cycles, pilot requirements, or contract negotiations could delay revenue generation and affect cash flow. Converting pilot programs into long-term commercial agreements may require additional time and resources.

Operational Dependence on Key Partners

The Company relies on related-party and third-party partners for technology licensing, manufacturing support, and operational services. Any deterioration in these relationships, changes in terms, or performance issues could disrupt operations. Although agreements include safeguards, the Company's ability to execute its business plan is partially dependent on the continued cooperation and performance of these partners.

Regulatory and Food Safety Compliance

Operating automated food service equipment requires compliance with evolving food safety, health, and equipment regulations across jurisdictions. Changes in regulatory requirements, inspection standards, or certification processes could increase compliance costs or delay deployments.

Working Capital Management

As the Company scales, it must carefully manage working capital to fund manufacturing, inventory, and deployment activities ahead of revenue collection. If revenue ramps more slowly than expected or expenses increase unexpectedly, the Company may need to raise additional capital or adjust its operating plan.

Technology Reliability and Ongoing Innovation

Maintaining system reliability in real-world environments is critical to customer confidence and brand reputation. Hardware failures, software bugs, or cybersecurity issues could disrupt operations or require unplanned expenditures. In addition, the Company must continue to invest in product improvements to remain competitive as automation technology evolves.

Future challenges related to capital resources:

As the Company advances from early commercialization to broader scale deployment, management anticipates several challenges related to capital resources that could affect the Company's liquidity, growth trajectory, and financial flexibility.

Sufficiency of Capital and Runway Management

The Company's ability to execute its business plan depends on raising sufficient capital to fund manufacturing, deployments, sales and marketing, and ongoing operations. If the proceeds from this Offering are less than anticipated, or if expenses exceed projections, the Company's operating runway may be shorter than expected, requiring management to reduce spending, delay deployments, or seek additional financing.

Timing Mismatch Between Cash Outflows and Revenue Inflows

The Company expects to incur significant upfront costs related to equipment manufacturing, inventory procurement, and deployment prior to generating recurring revenue. This timing mismatch may place pressure on liquidity, particularly during periods of rapid scale-up, and may require careful cash management or access to interim financing solutions.

Access to Additional Financing

The Company may need to raise additional capital beyond this Offering to support continued growth, expand manufacturing capacity, or accelerate market penetration. There can be no assurance that additional financing will be available on acceptable terms, or at all. Future equity financings could result in dilution to existing investors, while debt financing may introduce restrictive covenants or repayment obligations that constrain operations.

Working Capital Constraints During Growth

As the Company scales its operations, working capital requirements are expected to increase to support inventory, receivables, field operations, and customer onboarding. Inadequate working capital could limit the Company's ability to fulfill orders, support deployed units, or respond to growth opportunities.

Future milestones and events:

Management has identified several anticipated milestones and events that, if achieved, are expected to have a significant impact on the Company's financial condition, operating results, and overall business trajectory. These milestones are based on current plans and assumptions and are subject to risks, uncertainties, and potential changes in timing or scope.

Commencement of Sales and Acceptance of Pre-Orders (January 2026)

The Company has begun accepting customer pre-orders and initiated sales activity on January 1, 2026. This milestone represents the transition from pre-commercial operations to revenue-generating activities and is expected to validate market demand, inform production planning, and support early customer pipeline development. While pre-orders are expected to enhance visibility into demand, they may be subject to modification, delay, or cancellation.

Completion of Initial Production and Delivery of New Model (End of Q1 2026)

Management anticipates completing initial production runs and delivering the first units of the Company's next-generation automated vending model by the end of the first quarter of 2026. Successful completion of this milestone is expected to enable pilot deployments, customer demonstrations, and early commercial installations. Delays in manufacturing, certification, or logistics could affect the timing of this milestone.

Transition to Mass Production and Steady Sales (End of Q2 2026)

By the end of the second quarter of 2026, the Company expects to transition into mass production and achieve more consistent sales activity. This phase is expected to materially increase capital requirements related to manufacturing and working capital while also establishing recurring revenue streams. Achieving steady sales at scale is dependent on manufacturing reliability, customer adoption, and effective sales execution.

First-Year Commercial Performance Targets

Management anticipates transitioning into structured commercial rollout during the Company's first full year of scaled operations. Based on current production planning, supplier timelines, and active customer discussions, internal operating assumptions contemplate the deployment of approximately 70–100 Gen 3 automated vending units during the initial commercial year of 2026, through a mix of direct sales and leasing arrangements.

Under these internal planning assumptions, first-year revenue is expected to reach approximately $1.9M , driven primarily by hardware sales, initial lease placements, and early recurring revenue associated with consumables and software support. These projections reflect current pricing strategy, anticipated venue onboarding, production capacity, and the expected availability of capital from this offering. To achieve this revenue we expect our COGS to be approximately $1,436,700, and our end of year operating expenses to be $886,000 assuming we install at least 100 units. Please note these are all forward looking projections and please refer to our legend below. As noted above, we just begin commerical pre-orders January 2026 and all of these numbers are subject to change.

The Company's operating model anticipates that hardware deployments will serve as the foundation for recurring revenue streams over time, including food product sales, packaging, and application-based services. As manufacturing scale increases and supply chain efficiencies are realized, management expects gross margins to improve relative to early-stage commercialization levels.

These targets represent management's internal planning assumptions only and are not guarantees of future performance. Actual results may vary materially based on manufacturing execution, supply chain conditions, customer adoption rates, regulatory approvals, capital availability, and overall market conditions. Please refer to our forward looking projections disclosure below.

Operational and Strategic Inflection Points

Additional milestones that may significantly impact the Company include securing repeat or multi-unit orders from enterprise customers, expanding manufacturing capacity, entering new geographic markets, and establishing long-term service or placement agreements. Achieving these milestones could accelerate growth and improve unit economics, while delays or underperformance could negatively affect financial results and capital needs.

Forward Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT

TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of the date of this Offering, the Company's available capital resources consist of an executed Line of Credit Agreement with board member Pinchas ("Piny") Vind providing up to $500,000 in unsecured, interest-free borrowing capacity. This facility is intended to provide short-term liquidity support as the Company advances toward initial commercialization and may be drawn upon in accordance with its terms.

In addition to this line of credit, the Company has historically relied on shareholder funding to support early-stage development activities. The Company does not currently maintain any bank credit facilities and has no outstanding third-party debt. Cash on hand has been limited, with operating liquidity primarily supported through shareholder funding and available credit resources.

The Company is conducting this Regulation CF offering to strengthen its capital base, reduce reliance on short-term shareholder financing, and fund manufacturing, go-to-market initiatives, and working capital needs associated with commercialization. There can be no assurance that existing capital resources, together with proceeds from this Offering, will be sufficient to fund operations beyond the near term without additional financing.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Management believes that the proceeds from this Regulation Crowdfunding campaign are not critical to the Company's ability to continue basic operations. The Company has access to other capital resources, including shareholder support and a committed line of credit, which provide liquidity to support near-term operating needs.

However, the proceeds from this Offering are expected to play an important role in accelerating commercialization and scaling the business. Specifically, funds raised in this campaign are intended to support manufacturing of automated vending machines, sales and marketing initiatives, supply chain readiness, and working capital associated with initial deployments. Without the proceeds from this Offering, the Company may continue to operate but could be required to delay or scale back certain growth initiatives, production timelines, or market expansion efforts.

Accordingly, while the funds from this campaign are not necessary for the Company's immediate survival, management believes they are important to executing the Company's business plan on its intended timeline and achieving projected growth objectives. There can be no assurance that alternative sources of capital will remain available on acceptable terms, or at all.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Management believes that the funds raised from this Regulation Crowdfunding campaign are not necessary to the viability of the Company. The Company has access to other capital resources, including shareholder support and a committed line of credit from board members, which are sufficient to support basic operations and near-term obligations.

However, the proceeds from this Offering are expected to represent a substantial portion of the Company's available growth capital and are important to executing the Company's business plan on its intended timeline. If the Company raises its maximum offering amount, the funds from this crowdfunding campaign are expected to constitute approximately 75%–85% of the Company's total available capital resources, based on current assumptions and excluding undrawn or contingent financing.

Accordingly, while the Company believes it can continue to operate without the proceeds of this Offering, the absence of such funds would likely require the Company to delay or scale back manufacturing, deployment, and market expansion initiatives. There can be no assurance that alternative sources of capital would be available on acceptable terms, or at all.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, management believes the Company will be able to operate for at least 12 months, and potentially longer, without requiring additional capital. This assessment is based on the Company's current operating structure, anticipated commencement of sales, and the fact that a significant portion of operating functions are supported through its Services Agreement with Sweet Robo LLC.

The Company's ongoing cash requirements are currently modest, as Sweet Robo LLC provides operational infrastructure and execution support, substantially reducing the Company's direct operating expenses. As a result, the Company's baseline operating costs are limited primarily to corporate overhead and growth-oriented initiatives rather than day-to-day operational survival.

Management estimates the Company's current monthly burn rate to be relatively low, consisting primarily of: (a) corporate and administrative expenses (legal, accounting, compliance, insurance); (b) Limited personnel and contractor costs; (c) Software, platform, and general overhead expenses; and (d) Incremental costs associated with commercialization and customer onboarding.

The proceeds from this Offering are intended to accelerate growth rather than sustain basic operations, funding expanded manufacturing, deployment of vending machines, and sales and marketing initiatives. If the minimum offering amount is raised, the Company expects to continue operating while scaling at a more measured pace, supported by early sales activity and existing capital resources.

Accordingly, while the funds raised in this Offering are not required for the Company's immediate survival, management believes they are important to executing the Company's business plan efficiently and achieving scale within its targeted timeline. Actual operating duration may vary based on the timing of revenue generation, expense levels, and market conditions.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, management believes the Company will be able to operate for at least 18 to 24 months, and potentially longer, without requiring additional external financing. This estimate reflects the Company's expected transition into revenue-generating operations, its low baseline operating expenses, and its asset-light operating structure.

This projection is based on a moderate monthly burn rate, primarily attributable to the same expenses listed above.

A significant portion of operational execution and infrastructure is provided through the Company's Services Agreement with Sweet Robo LLC, which materially reduces the Company's direct operating costs. As a result, the proceeds from this Offering are expected to be deployed primarily toward expansion and acceleration of commercialization, rather than sustaining day-to-day operations.

Management expects that revenue from initial sales, together with disciplined expense management and available capital resources, will further extend the Company's operating runway beyond this period. Actual results may vary materially based on sales performance, deployment timing, and market conditions.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Management believes that the Company's primary additional source of capital following this Offering is expected to be revenue generated from product sales and related commercial activities. As the Company begins accepting orders and deploying automated vending machines, cash flows from sales are expected to support ongoing operations and contribute to future growth.

In addition, the Company may have access to other potential sources of capital, including additional equity financings, strategic partnerships, or expanded credit arrangements, if and as needed to support growth. However, no commitments for such financings have been secured at this time, and there can be no assurance that additional capital will be available on acceptable terms, or at all.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- Name of Entity: RoboBurger Enterprises, Inc.
  Names of 20% owners: Audley Wilson
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: RoboBurger Enterprises, Inc., a 50% shareholder of the Company, historically developed certain intellectual property associated with the RoboBurger platform. In connection with the

formation of RoboBurger Inc. and the current commercialization of the Gen 3 system, RoboBurger Enterprises assigned to the Company the patents and other intellectual property necessary to operate, defend, and commercialize the business.
Material Terms: To the extent any trademarks or legacy assets remain owned by RoboBurger Enterprises, the Company uses such assets pursuant to appropriate license arrangements.

- Name of Entity: Sweet Robo LLC
  Names of 20% owners: Managed by Piny Vind, Owned by Sweet Robo Holdings LLC 48.5% (Piny Vind), Sweet Robo D LLC 41.9% (Jacob Deutsch), TBSG Sweet Robo LLC 9.6% (Eli Tabak & Marc Mendelsohn)
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: RoboBurger Inc. has entered into a Services Agreement with Sweet Robo LLC, a 50% shareholder of the Company, pursuant to which Sweet Robo provides manufacturing, supply chain, and operational support services. The agreement outlines the scope of services, fee arrangements, and governance provisions intended to manage related-party risk while supporting the Company's rollout and scaling efforts.
  Material Terms: NA

Valuation

Pre-Money Valuation: $40,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Machine inventory
  50.0%
  These proceeds will be used to manufacture and deploy next-generation RoboBurger units in the field. Funds cover initial small-batch builds, production scale-up (through qualified partner factories), shipping, customization, installation at customer locations, and the onboarding/technical support necessary to ensure successful pilot and commercial rollouts.

- General Working Capital
  42.5%
  These proceeds will fund day-to-day operating needs during rollout—including essential salaries and benefits, legal and accounting/compliance, platform hosting and software, insurance, facilities, and other routine expenses required to operate and scale the business. This working capital helps maintain momentum between manufacturing cycles and venue launches.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Machine Inventory
  40.0%
  These proceeds will be used to manufacture and deploy next-generation RoboBurger units in the field. Funds cover initial small-batch builds, production scale-up (through qualified partner factories), shipping, customization, installation at customer locations, and the onboarding/technical support necessary to ensure successful pilot and commercial rollouts. Target allocation: ~$1,400,000 unit manufacturing (materials, assembly, VAT), ~$250,000 site prep & installation (rigging, electrical/plumbing interfaces, commissioning), ~$200,000 logistics (domestic/international freight, crating, insurance), ~$100,000 certifications/QA (UL/NSF, test fixtures, field validation), and $49,992 contingency for price moves or expedite fees. Payments will follow milestone gates and QA checkpoints to control cost and quality.

- Sales & Marketing

35.0%

We will allocate a larger share to digital demand generation to efficiently reach venue partners, enterprise customers, franchisees, and investors at scale. Core tactics include search and social ads, programmatic display/video, LinkedIn ABM for venue operators, retargeting, and conversion-optimized landing pages tied to a national pre-order funnel. Spend will be paced by ROI gates (CAC, cost-per-qualified-lead/opportunity) with rapid testing before scale and milestone-based vendor payments. Target allocation: $1,400,000 digital demand generation (search/social/programmatic/video/retargeting/ABM), $150,000 pre-order program (landing pages, CRM, incentives, email/SMS), $50,000 PR & communications (press assets, media outreach), $90,000 events & activations (trade shows, demos), $40,000 enterprise sales enablement (case studies, pilot kits), $15,000 creative/content (photo/video/design/web), and $4,994 contingency.

- Supply chain for manufacturing
  10.0%
  We will fund production tooling and initial component buys to enable scale manufacturing. This includes tooling/molds, dies, and fixtures for plastics and metal parts; batch orders of long-lead components (motors, sensors, controllers, food-safe assemblies, wiring harnesses); and supplier NRE/setup and freight. Target allocation: ~$250k for tooling, ~$200k for initial batch components, and ~$50k contingency for price moves or expedite fees. Funds will be placed with qualified vendors under competitive quotes and milestone-based payments (e.g., sample approval before final tooling, delivery terms for component releases).

- General Working Capital
  7.5%
  These proceeds will fund day-to-day operating needs during rollout—including essential salaries and benefits, legal and accounting/compliance, platform hosting and software, insurance, facilities, and other routine expenses required to operate and scale the business. This working capital helps maintain momentum between manufacturing cycles and venue launches.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.roboburger.com (http://theroboburger.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/robo-burger

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR RoboBurger, Inc.

[See attached]

ROBOBURGER INC.

AUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE ONE DAY ENDED
JUNE 25, 2025 (INCEPTION DATE)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS:



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
RoboBurger Inc.
Brooklyn, NY

Opinion

We have audited the financial statements of RoboBurger Inc., which comprise the balance sheet as of June 25, 2025 (Inception Date), and the related statements of operations, changes in stockholders' equity, and cash flow for the one day ended June 25, 2025 (Inception Date) and the related notes to the financial statements (collectively, the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of RoboBurger Inc. as of June 25, 2025 (Inception Date), and the results of its operations and its cash flows for the one day ended June 25, 2025 (Inception Date) in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of RoboBurger Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about RoboBurger Inc.'s ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of RoboBurger Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events considered in the aggregate that raise substantial doubt about RoboBurger Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

December 26, 2025
Los Angeles, California

As Of Inception	June 25, 2025
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & Cash Equivalents	$ -
Total Current Assets	-
Total Assets	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY	
Total Liabilities	$ -
STOCKHOLDERS' EQUITY	
Voting Common Stock ($0.01 per share par value; 1,000,000 shares authorized at June 25, 2025; 0 shares issued and outstanding at June 25, 2025)	-
Non-voting Common Stock ($0.01 per share par value; 200,000 shares authorized at June 25, 2025; 0 shares issued and outstanding at June 25, 2025)	-
Additional Paid-In Capital	-
Accumulated Deficit	-
Total Stockholders' Equity	-
Total Liabilities and Stockholders' Equity	$ -

See accompanying notes to financial statements.

For The One Day Ended	June 25, 2025
(USD $ in Dollars)	
Net Revenue	$ -
Cost Of Goods Sold	-
Gross Profit/(Loss)	-
Operating Expenses	
General And Administrative	-
Total Operating Expenses	-
Net Operating Loss	-
Interest Expense	-
Other Income/(Loss)	-
Loss Before Provision For Income Taxes	-
Provision/(Benefit) For Income Taxes	-
Net Income / (Loss)	$ -

See accompanying notes to financial statements.

ROBOBURGER INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(USD $ in Dollars)	Voting Common Stock		Non-voting Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount	Shares	Amount			
Balance—As of Inception June 25, 2025	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of Common Stock	-	-	-	-	-	-	-
Net Income / (Loss)	-	-	-	-	-	-	-
Balance—June 25, 2025	-	$ -	-	$ -	$ -	$ -	$ -

See accompanying notes to financial statements.

For The Period Ended	June 25, 2025
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income / (Loss)	$ -
Net Cash Used In Operating Activities	-
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided By/(Used In) Investing Activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Proceed From Issuance of stock	-
Net Cash Provided By Financing Activities	-
Change In Cash and Cash Equivalents	-
Cash and Cash Equivalents—Beginning of The Day	-
Cash and Cash Equivalents—End of the Day	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid For Interest	$ -
Cash Paid For Taxes	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

RoboBurger Inc. was formed on June 25, 2025, as a Delaware Corporation. The financial statements of RoboBurger Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Brooklyn, New York.

RoboBurger Inc. is a pioneering food-tech company that has revolutionized the quick-service restaurant industry by creating the world's first fully autonomous burger vending machine. As a joint venture, RoboBurger Inc. brings together cutting-edge technology, culinary innovation, and scalable operations to deliver high-quality, freshly grilled burgers in just four minutes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 25, 2025, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions of ASC 606, "Revenue from Contracts with Customers," once revenue is earned. Revenue will be recognized using the following five-step model:

- Identify the contract with a customer – A contract is considered to exist when it is approved by both parties, identifies each party's rights and payment terms, and has commercial substance.

- Identify the performance obligations – Performance obligations are promises in a contract to transfer distinct goods or services.
- Determine the transaction price – The transaction price is the amount of consideration the Company expects to be entitled to in exchange for transferring goods or services.

- Allocate the transaction price to the performance obligations – If a contract has multiple performance obligations, the transaction price will be allocated based on relative standalone selling prices.
- Recognize revenue as performance obligations are satisfied – Revenue is recognized when control of the promised goods or services is transferred to the customer.

The Company expects that revenue will primarily be recognized at a point in time, upon delivery of its burger vending machines to customers. For future service or licensing arrangements, revenue will be recognized over time if performance obligations are satisfied continuously.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date when these financial statements were issued.

3. STOCKHOLDERS' EQUITY

The Company is authorized to issue 1,200,000 shares of Common Stock with a par value of $0.01 per share. Of these, 1,000,000 shares are designated as Voting Common Stock, and 200,000 shares as Non-Voting Common Stock. As of June 25, 2025, no shares of any class of Common Stock have been issued or are outstanding.

Voting Common Stock carries voting rights of one vote per share and full economic rights, including dividends and liquidation proceeds.

Non-Voting Common Stock is non-voting but otherwise carries the same economic rights as Class A.

Dividends may be declared and paid upon the Voting Common Stock and Non-Voting Common Stock equally, at the discretion of the Board of Directors, out of funds legally available therefor.

In the event of liquidation, dissolution, or winding up of the corporation, the holders of Voting Common Stock and Non-Voting Common Stock shall be entitled to share ratably, in proportion to the number of shares held, in all assets remaining after payment of liabilities.

4. DEBT

The company has no outstanding debt as of June 25, 2025.

5. RELATED PARTY

Shareholder Agreement

On May 25, 2025, RoboBurger Inc. (the "Company") entered into a Shareholder Agreement (the "Agreement") with RoboBurger Enterprises Inc. ("RB") and Sweet Robo LLC ("Sweet Robo"). Pursuant to the Agreement, the Company's ownership is allocated equally between RB and Sweet Robo, each holding fifty percent (50%) of the equity, represented by an aggregate of $1,000,000.

Under the Agreement, Sweet Robo shall provide the Company with maintenance, supplies, customer service, and other logistical support in connection with the Company's sale of the Machines. RB shall assume responsibility for all marketing, sales, and financial activities of the Company.

The Company shall pay fees to the Shareholders in accordance with the provisions set forth in the Agreement. The Agreement shall remain in full force and effect unless terminated upon the written approval of all Shareholders or otherwise due to bankruptcy, receivership, or dissolution of the Company. The rights and obligations of each Shareholder under the Agreement shall terminate immediately upon the date such Shareholder has sold or transferred all of his or her shares of the Company's stock, unless otherwise provided in writing by the parties

Intellectual Property Agreement
On May 26, 2025, the Company entered into an Intellectual Property Agreement ("Agreement") with its shareholder. Pursuant to the Agreement, the shareholder, RoboBurger Enterprises Inc. ("RB"), grants to the Company a worldwide, exclusive, non-transferable, and non-sublicensable license to use RB's Intellectual Property ("RBIP") for the purposes

of manufacturing, distributing, selling, and servicing burger and food vending machines (the "Machines"). RB shall retain full ownership of all RBIP, including, without limitation, know-how, patents, trademarks, copyrights, trade secrets, and branding elements.

The Company shall be entitled to exercise the licensed rights subject to compliance with the terms and conditions set forth in the Agreement and shall remit license fees to RB in accordance with the amounts and payment provisions specified therein. The Agreement shall remain in full force and effect for so long as the Shareholder Agreement for the Licensee is operative, unless otherwise terminated or amended by mutual written consent of the parties.

The Company has no transactions as of June 25, 2025.

6. INCOME TAXES

The provision for income for the one day ended June 25, 2025, is as follows:

For The One Day Ended June 25,	2025
Net Operating Loss	$ -
Valuation Allowance	-
Net Provision for Income Tax	$ -

Significant components of the Company's deferred tax assets and liabilities as of June 25, 2025, are as follows:

As of June 25,	2025
Net Operating Loss	$ -
Valuation Allowance	-
Total Deferred Tax Asset	$ -

The company is a new entity formed on June 25, 2025, and does not currently have any taxable income or deferred tax assets. As the company generates future taxable income, it will assess the possibility of utilizing Net Operating Loss (NOL) carryforwards for tax purposes. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. However, since the company is in its initial stages, it's too early to determine if sufficient taxable income will be generated to benefit from future tax deductions related to potential deferred tax assets.

The Company recognizes the impact of a tax position in its financial statements only if it's more likely than not to be sustained upon examination by tax authorities based on the technical merits of the position. As of its inception date (June 25, 2025), the Company has no prior operations and, consequently, no unrecognized tax benefits or accrued interest and penalties related to uncertain tax positions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to various local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of the day these financial statements were issued, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   GOING CONCERN

The Company has recently commenced operations and will incur significant additional costs to generate revenues sufficient to sustain operations. The Company might not have sufficient liquid assets to fulfill its obligations in the near future. These matters raise substantial doubt over the Company's ability to continue as a going concern. Over the next twelve months, the Company intends to fund its operations from the proposed Regulation Crowdfunding campaign, additional debt, and/or equity financing as deemed necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of development, which may harm the operations, financial condition, and operating results. These financial statements do not include any adjustments resulting from these uncertainties.

9.   SUBSEQUENT EVENTS

The Company evaluated subsequent events from the balance sheet date through the date these financial statements were issued, and no events were identified that require adjustment to or disclosure in the financial statements.

ROBOBURGER ENTERPRISES, INC.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
RoboBurger Enterprises, Inc.
Newark, New Jersey

We have reviewed the accompanying consolidated financial statements of RoboBurger Enterprises, Inc. (the "Company"), which comprises the consolidated balance sheet as of December 31, 2024, and the related consolidated statement of operations, stockholders' equity, and cash flow for the year ending December 31, 2024, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

March 12, 2026
Calabasas, CA 91302

As of December 31,		2024
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash	$	7,530
Inventory		100,000
Total Current Assets		**107,530**
Property and Equipment, net		599,870
Security Deposit		13,000
Total Assets	$	**720,400**
LIABILITIES AND STOCKHOLDERS' EQUITY/DEFICIT		
Current Liabilities:		
Credit Cards	$	47,601
Line of Credit		138,758
Other Current Liabilities		23,742
Total Current Liabilities		**210,102**
Loans and Promissory Notes, net of current portion		-
Total Liabilities		**210,102**
STOCKHOLDERS' EQUITY		
SEED-1 Preferred Stock		1,250
SEED-2 Preferred Stock		1,150
SEED-3 Preferred Stock		418
Common Stock		9,550
Additional Paid in Capital		6,623,644
Accumulated Deficit		(6,125,714)
Total Stockholders' Equity		**510,298**
Total Liabilities and Stockholders' Equity/Deficit	$	**720,400**

See accompanying notes to consolidated financial statements.

For the Year Ended December 31,		2024
(USD $ in Dollars)		
Net Revenue	$	54,145
Cost of Goods Sold		7,420
Gross Profit		**46,724**
Operating Expenses		
General and Administrative		1,126,282
Selling and Marketing		13,094
Total Operating Expenses		**1,139,376**
Operating Loss		**(1,092,652)**
Interest Expense		30,705
Other Loss/(Income)		11,457
Loss Before Provision for Income Taxes		**(1,134,814)**
Provision/(Benefit) for Income Taxes		-
Net Loss	$	**(1,134,814)**

See accompanying notes to consolidated financial statements.

ROBOBURGER ENTERPRISES, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	SEED-1 Preferred Stock		SEED-2 Preferred Stock		SEED-3 Preferred Stock		Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2023	125,000	$ 1,250	114,961	$ 1,150		$ -	955,000	$ 9,550	$ 5,538,874	$ (4,990,899)	$ 559,924
Issuance of stock	-	-	-	-	41,797	418	-	-	1,084,770	-	1,085,188
Net Loss	-	-	-	-	-	-	-	-	-	(1,134,814)	(1,134,814)
Balance—December 31, 2024	125,000	$ 1,250	114,961	$ 1,150	41,797	$ 418	955,000	$ 9,550	$ 6,623,644	$ (6,125,714)	$ 510,298

See accompanying notes to consolidated financial statements.

ROBOBURGER ENTERPRISES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31,		2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$	(1,134,814)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property		130,851
Changes in Operating Assets and Liabilities:		
Credit Cards		507
Other Current Liabilities		1,392
Net Cash Used In Operating Activities		**(1,002,064)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		(42,212)
Net Cash Used in Investing Activities		**(42,212)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock		1,085,188
Net repayment of Line of Credit		(7,571)
Repayment of Promissory Notes and Loans		(61,456)
Net Cash Provided by Financing Activities		**1,016,161**
Change in Cash		**(28,115)**
Cash —Beginning of The Year		35,644
Cash—End of The Year	$	**7,530**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$	30,705
Cash Paid During the Year for Income Taxes	$	-

See accompanying notes to consolidated financial statements.

1.   NATURE OF OPERATION

RoboBurger Enterprises, Inc. was incorporated on March 15, 2021, in the State of Delaware. RoboBurger Enterprises, Inc. has two wholly owned subsidiaries – RoboOpsNJ LLC (organized in 2022 in the State of Delaware) and RoboBurger Inc. (incorporated in 2019 in the State of New Jersey). The consolidated financial statements of RoboBurger Enterprises, Inc. (the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company's headquarters are located in Newark, New Jersey.

RoboBurger Enterprises, Inc. is a private technology company that produces robotic vending machines capable of cooking and serving fresh burgers without human intervention, aiming to provide automated food service 24/7 across various public and commercial locations.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Consolidation
The Company's consolidated financial statements include accounts of subsidiaries RoboOpsNJ LLC and RoboBurger Inc. over which the Company exercises control. All significant intercompany transactions and accounts have been eliminated.

Cash
Cash includes all cash in banks. As of December 31, 2024, the Company's cash did not exceed FDIC insured limits.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. At various times during the year, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Inventories
Inventories consist primarily of machinery components and parts used in the assembly and maintenance of robotic vending machines. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out ("FIFO") method. The Company periodically evaluates its inventory for excess quantities, obsolescence, and slow-moving items. When such conditions are identified, the Company records a reserve to reduce inventory to its estimated net realizable value based on expected future demand and market conditions.

As of December 31, 2024, management determined that no inventory reserve was necessary.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Machinery	5-10 years
Operations equipment and robotic vending machines	5–7 years

Impairment of Long-Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024.

Revenue Recognition
The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. Revenue is recognized when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services.
The Company generates revenue primarily from the following sources:

Sale of Robotic Vending Machines
Revenue from the sale of robotic vending machines is recognized at a point in time when control of the equipment transfers to the customer, which typically occurs upon delivery and acceptance by the customer. Payment terms for these arrangements are generally due within a short period following delivery.

Leasing and Service Arrangements
The Company may lease robotic vending machines to third parties under agreements that include recurring leasing or service fees. Revenue associated with these arrangements is recognized over time as the related services are provided or as the equipment is made available for use.

Other Revenue
The Company may earn ancillary revenue from maintenance services, operational support, or other service arrangements related to the deployment of robotic vending machines. Revenue from these services is recognized over the period in which the services are performed.

The Company evaluates contracts with customers to determine performance obligations and allocates the transaction price to each performance obligation based on relative standalone selling prices. Payment terms vary by contract but generally require payment within standard commercial terms.
The Company did not have material contract assets or contract liabilities as of December 31, 2024.

Cost of Goods Sold
Cost of sales includes the cost of food ingredients and packaging used in burger sales, direct consumables used in vending operations, and freight related to food inventory.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the year ended December 31, 2024, amounted to $13,094, which is included in sales and marketing expenses.

Leases

The Company determines whether an arrangement is a lease at contract inception. Leases are classified as operating or finance leases based on the terms of the lease agreement. Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease.

ROU assets and lease liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit interest rate, the Company uses its incremental borrowing rate based on information available at the commencement date in determining the present value of lease payments.

The Company has elected the short-term lease recognition exemption for leases with a term of twelve months or less. For these leases, lease payments are recognized as lease expense on a straight-line basis over the lease term, and no right-of-use assets or lease liabilities are recognized on the consolidated balance sheet.

The Company leases certain facilities and equipment under short-term lease arrangements that are generally month-to-month and do not contain fixed lease terms exceeding twelve months. Accordingly, these leases qualify for the short-term lease exemption under ASC 842.

Lease expense related to short-term leases is recognized within operating expenses in the consolidated statement of operations. Total short-term lease expense for the year ended December 31, 2024 was approximately $43,035.

Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the remaining lease term.

As of December 31, 2024, the Company maintained security deposits related to leased facilities totaling $13,000, which are included in security deposits on the consolidated balance sheet.

Related Party Transactions
The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Loans from related parties are recognized as liabilities when cash is received or the obligation is incurred. These loans may be interest-free and may not have stated repayment terms. In such cases, if no fixed repayment schedule exists and there is no expectation or contractual requirement to repay the loan within the next twelve months, the loan is classified as a noncurrent liability in the balance sheet. If repayment is expected within twelve months or callable by the lender on demand, the loan is classified as a current liability.

Loans to related parties are recognized as assets when the Company advances funds or records receivables under non-cash transactions. Such loans are assessed for collectability on a periodic basis and are classified as current or noncurrent assets depending on the repayment terms and expected timing of collection.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following:

As of December 31,		2024		2023
Accrued Expenses	$	14,500	$	14,500
Tax Payable		1,392		-
Accrued Rent		7,850		7,850
Total Other Current Liabilities	$	**23,742**	$	**22,350**

4.   INVENTORY

Inventory consists of the following:

As of December 31,		2024
Machinery Parts	$	100,000
Total Inventory	$	**100,000**

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,		2024
Machinery	$	644,974
Operations Equipment & Buildout		299,770
Property and Equipment, at cost		**944,744**
Accumulated Depreciation		(220,423)
Property and Equipment, net	$	**724,321**

Depreciation expense for the year ended December 31, 2024, was $130,851.

6. LINE OF CREDIT

The Company has a line of credit with JPMorgan Chase Bank that allows borrowings of up to $150,000. As of December 31, 2024, the Company had drawn $138,758.

7. EQUITY AND CAPITALIZATION

Common Stock
The Company is authorized to issue 1,900,000 shares of common stock with par value of $0.01. As of December 31, 2024, 955,000 shares of common stock have been issued and were outstanding.

Common stockholders are entitled to one vote for each share held and are entitled to receive dividends when and if declared by the Board of Directors. In the event of liquidation, dissolution, or winding up of the Company, holders of common stock are entitled to receive remaining assets available for distribution after satisfaction of all liabilities and after distributions to holders of preferred stock.

Preferred Stock
The Company is authorized to issue 558,432 shares of preferred stock with par value of $0.01, of which 125,000 shares are designated Series SEED-1 Preferred Stock, 114,961 shares are designated Series SEED-2 Preferred Stock, and 318,471 shares are designated Series SEED-3 Preferred Stock.
As of December 31, 2024, 125,000 shares of Series SEED-1 Preferred Stock, 114,961 shares of Series SEED-2 Preferred Stock, and 41,797 shares of Series SEED-3 Preferred Stock, have been issued and were outstanding.

Series Seed-1 Preferred Stock
Each share of Series Seed-1 Preferred Stock is convertible, at the option of the holder, into shares of the Company's common stock at the applicable conversion price established for the series. The conversion price is subject to adjustment for stock splits, stock dividends, recapitalizations and certain dilutive issuances of equity securities.
Holders of Series Seed-1 Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors, in preference to holders of common stock. Dividends are non-cumulative unless otherwise declared by the Board.
In the event of liquidation, dissolution, or winding up of the Company, holders of Series Seed-1 Preferred Stock are entitled to receive an amount equal to the original issue price of the shares plus any declared but unpaid dividends prior to any distribution to holders of common stock.
Holders of Series Seed-1 Preferred Stock vote together with holders of common stock on an as-converted basis and are entitled to the number of votes equal to the number of shares of common stock into which such Preferred Stock could be converted.
The conversion price of the Series Seed-1 Preferred Stock is subject to adjustment for certain dilutive issuances, stock splits, stock dividends and similar recapitalization events.

Series Seed-2 Preferred Stock
Series Seed-2 Preferred Stock has rights, preferences and privileges that are substantially similar to those of the Series Seed-1 Preferred Stock, including conversion rights, dividend rights, liquidation preference and voting rights.
Each share of Series Seed-2 Preferred Stock is convertible, at the option of the holder, into shares of the Company's common stock at the applicable conversion price, subject to customary anti-dilution adjustments.

Series Seed-3 Preferred Stock
Series Seed-3 Preferred Stock has rights, preferences and privileges that are substantially similar to those of the Series Seed-1 and Series Seed-2 Preferred Stock.
Each share of Series Seed-3 Preferred Stock is convertible, at the option of the holder, into shares of the Company's common stock at the applicable conversion price, subject to customary anti-dilution adjustments. Holders are entitled to receive dividends when and if declared by the Board of Directors and have a liquidation preference equal to the original issue price plus any declared but unpaid dividends.

Protective Provisions and Deemed Liquidation Events
The Preferred Stock includes certain protective provisions requiring approval of the preferred shareholders for specific corporate actions, including amendments to the Company's Certificate of Incorporation that adversely affect the Preferred Stock and the authorization of securities senior to the Preferred Stock.
Certain merger, consolidation or sale of substantially all of the Company's assets are considered deemed liquidation events under the Company's Certificate of Incorporation and would entitle holders of Preferred Stock to receive their applicable liquidation preference prior to distributions to holders of common stock.

Classification
The Company evaluated the terms of the Preferred Stock in accordance with applicable accounting guidance to determine the appropriate classification. The Preferred Stock contains conversion features that allow holders to convert the shares into common stock at the applicable conversion price, subject to customary anti-dilution adjustments. The Preferred Stock does not contain mandatory redemption features or other provisions that would require liability classification.

Accordingly, the Company has classified the Preferred Stock as equity in the accompanying consolidated financial statements. Management also evaluated whether the conversion features or other terms require bifurcation as embedded derivatives and concluded that no such bifurcation is required.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, consists of the following:

For the Year Ended December 31,	2024
Net Operating Loss	$ (293,312)
Valuation Allowance	293,312
Net Provision For Income Tax	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2024 are as follows:

As of December 31,	2024
Net Operating Loss	$ (647,646)
Valuation Allowance	647,646
Total Deferred Tax Asset	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,158,821. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2024.

11. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. For the year ended December 31, 2024, the Company incurred a net loss of $1,092,652 and had net cash used in operating activities of $1,002,064. As of December 31, 2024, the Company had cash of $7,530 and working capital deficit pressures due to ongoing operating losses. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

Management's plans to address these conditions include generating additional revenues from the sale and deployment of robotic vending machines and related service arrangements, as well as pursuing additional financing through equity issuances, debt financing, or other capital raising activities.

While management believes these plans may provide additional liquidity, there can be no assurance that the Company will be successful in generating sufficient revenues or obtaining additional financing on acceptable terms, if at all. Accordingly, management has concluded that substantial doubt about the Company's ability to continue as a going concern exists and has not been alleviated.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

12. SUBSEQUENT EVENTS

The Company entered into a Services Agreement in September of 2025 with Sweet Robo LLC, a New York limited liability company, under which Sweet Robo LLC provides management, administrative, marketing, customer support, and logistical services. The service provider is compensated $2,000 per automated burger vending machine sold, with reimbursement of certain approved expenses.

The Company has evaluated subsequent events through the date the financial statements were issued, and has concluded that, other than the event described above, no additional events or transactions have occurred that would require adjustment to or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



The Robotic Burger Chef Disrupting a $868B Industry

REASONS TO INVEST

1. The Product: Proprietary Tech Meets Chef-Quality Dining

2. The Opportunity: Dominating a Massive Market

3. The Execution: Commercial Launch and Strategic Scale

TEAM

Opportunity

The Pitch

Global Scale

ABOUT

TERMS

JOIN THE DISCUSSION

HOW INVESTING WORKS

WHY STARTENGINE?

FAQS

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

What if your next burger was made by a robot? Hot, fresh, and fully automated?

It's pretty good. Fast food is broken. Labor shortages, skyrocketing costs, inconsistent quality. The old system. Is failing. It's time for something smarter. This is Robo Burger, a fully autonomous burger station that cooks and serves hot food fresh to order. Without a single employee on site, it tastes really good. You may have seen us on Shark Tank. Good Morning America, and across. Major Media, robo Burger made headlines and people everywhere loved it. We knew this is Future of food tech. The vending machine brought us beverages more conveniently, the ATM Money on the Go. And now Robo Burger brings us hot, fresh, delicious food anytime, anywhere.

We are building the next generation. Faster, smarter, easier to maintain and designed for mass rollout. Our global engineering team made up of dozens of industry leading robotics experts is redesigning the machine from the ground up. We're in talks with some of the largest venues globally, places like malls, airports, and universities.

And that's because we truly reduce operational nightmares. Things like rising labor costs, staffing shortages, and we can produce a hot, fresh meal 24 7. Food Automation is a $34 billion market, and we are ready to lead it.

This is a big idea. It could be massive. It could be a multi-billion dollar business. This isn't just. A concept. It's a movement. Join us Robo Burger, hot, fresh, automated back us today, and taste the future. There are inventions where you always remember where you were the first time you heard about them.

This is one of those inventions. Robo Burger. Welcome to the family.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

IN WITNESS WHEREOF, the Corporation has caused this First Amended and Restated Certificate of Incorporation to be executed.

DocuSigned by:

Audley Wilson

4A365CB80FBE498...

Audley Wilson

Chief Executive Officer

If the DGCL is amended to further eliminate or limit liability, such elimination or limitation shall automatically apply.

SIXTH: Indemnification

The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL, any person who is or was a director or officer of the Corporation against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred.

The Corporation shall advance expenses incurred in defending any proceeding in advance of its final disposition upon receipt of an undertaking to repay if ultimately not entitled to indemnification.

The rights provided in this Article shall be deemed contractual rights, shall continue as to any person who has ceased to be a director or officer, and shall inure to the benefit of such person's heirs and legal representatives.

SEVENTH: Exclusive Forum (Delaware)

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for derivative actions, fiduciary duty claims, DGCL claims, and claims governed by the internal affairs doctrine.

EIGHTH: Federal Forum (Securities Act)

Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Any person purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article.

NINTH: Bylaws

The Board of Directors is expressly authorized to adopt, amend, or repeal the Bylaws of the Corporation.

A. Voting Rights.

Each share of Voting Common Stock shall be entitled to one (1) vote per share on all matters submitted to a vote of stockholders.

Non-Voting Common Stock shall have no voting rights except as required by the DGCL.

B. Economic Rights.

Except as otherwise required by law, Voting Common Stock and Non-Voting Common Stock shall rank pari passu with respect to dividends and rights upon liquidation.

C. Mandatory Conversion of Non-Voting Common Stock.

Each outstanding share of Non-Voting Common Stock shall automatically convert into one (1) share of Voting Common Stock on a one-for-one basis upon the earliest of:

1. The closing of an underwritten public offering of the Corporation's equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended;

2. The listing of the Corporation's common stock on a national securities exchange; or

3. The approval of a majority of the Board of Directors of the Corporation.

Voting Common Stock shall not be convertible into Non-Voting Common Stock.

Upon conversion, the Non-Voting Common Stock shall be retired and shall not be reissued.

FIFTH: Limitation of Liability

To the fullest extent permitted by the DGCL, as it presently exists or may hereafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty; provided, however, that nothing herein shall eliminate or limit the liability of a director or officer:

1. For any breach of the duty of loyalty to the Corporation or its stockholders;

2. For acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

3. Under Section 174 of the DGCL; or

4. For any transaction from which the director or officer derived an improper personal benefit.

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:14 PM 02/20/2026
FILED 01:14 PM 02/20/2026
SR 20260712198 - File Number 10239464

FIRST AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ROBOBURGER INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

RoboBurger Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "DGCL"), hereby certifies as follows:

This First Amended and Restated Certificate of Incorporation has been duly adopted in accordance with Sections 242 and 245 of the DGCL and restates and integrates the provisions of the Certificate of Incorporation in their entirety.

FIRST: Name

The name of the corporation is RoboBurger Inc. (the "Corporation").

SECOND: Registered Office

The address of the registered office of the Corporation in the State of Delaware is 8 The Green, Suite E, in the City of Dover, County of Kent, State of Delaware 19901. The registered agent at such address is A Best Registered Agent LLC.

THIRD: Purpose

The Corporation may engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH: Capital Stock

The total number of shares of stock which the Corporation shall have authority to issue is Thirteen Million (13,000,000) shares, consisting of:

Ten Million (10,000,000) shares of Voting Common Stock, par value $0.0001 per share; and

Three Million (3,000,000) shares of Non-Voting Common Stock, par value $0.0001 per share.

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE

STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND

CORRECT COPY OF THE RESTATED CERTIFICATE OF "ROBOBURGER INC.",

FILED IN THIS OFFICE ON THE TWENTIETH DAY OF FEBRUARY, A.D.

2026, AT 1:14 O`CLOCK P.M.



C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

10239464 8100
SR# 20260712198

Authentication: 203178945
Date: 02-24-26

You may verify this certificate online at corp.delaware.gov/authver.shtml